Exhibit 2

 Harry Winston Diamond Corporation

Highlights

(All figures are in United States dollars unless otherwise indicated)

The Company recorded consolidated net earnings of $71.9 million, or $1.17 per share, for the third quarter compared to a net loss of $7.4 million, or $0.13 per share, respectively, in the third quarter of the prior year. Consolidated net earnings for the third quarter included a $49.0 million net foreign exchange gain, or $0.80 per share, as a result of the weakening of the Canadian dollar relative to the US dollar, compared to a $40.6 million net foreign exchange loss, or $0.70 per share, in the comparable quarter of the prior year.

Consolidated sales were $148.6 million for the third quarter compared to $176.5 million for the comparable quarter of the prior year, resulting in a 24% decrease in gross margin and a 35% decrease in consolidated earnings from operations.

Earnings from operations for the mining segment decreased 33% to $47.0 million compared to the comparable quarter of the prior year. Rough diamond production for the third calendar quarter was down 26% to 0.9 million carats produced versus 1.25 million for the comparable quarter of the prior year resulting from the continuing grade variation in the A-154 South pipe, and the processing of a higher volume of low grade mud-rich material from the top of the A-418 pipe. Mining sales were down 26% to $90.7 million compared to $122.7 million in the comparable quarter of the prior year due to reduced production. Since September, rough diamond production has returned to normal levels with grades in both A-154 South and A-418 returning to levels consistent with the ore reserve. However, beginning in October, the rough diamond market has become subdued as the diamond distribution chain seeks to deleverage by not replenishing inventories.

The retail segment recorded an 8% increase in sales to $57.9 million, with a loss from operations of $4.0 million compared to a loss from operations of $3.6 million in the comparable quarter of the prior year. Retail segment SG&A as a percentage of sales remained consistent with the comparable quarter of the prior year at 53%.

 1 Third Quarter 2009

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of December 10, 2008 (all figures are in United States dollars unless otherwise indicated)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (the “Company”) for the three and nine months ended October 31, 2008, and its financial position as at October 31, 2008. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2008 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2008. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31, 2008 and all references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, new salon openings, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary. See “Risks and Uncertainties” on page 18.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, credit and general capital market conditions and the ability of the Company to refinance or replace its existing credit facilities, the level of worldwide diamond production and world and US economic conditions and demand for luxury goods. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Diamond Mine capital expenditure requirements over the next two years, Harry Winston Diamond Corporation has used an average Canadian/US dollar exchange rate of $0.96, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Diamond Mine and future mining activity and mine plans, including plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, and future rough diamond sales, Harry Winston Diamond Corporation has assumed, among other things, that mining operations and construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While Harry Winston Diamond Corporation considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 18.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, financing and credit market risk, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 18 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

2 Third Quarter 2009

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Harry Winston Diamond Corporation’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada’s Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Harry Winston Diamond Corporation’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Diamond Mine asset as the cornerstone of a profitable synergy with the Harry Winston® brand. In a changing diamond market-place, Harry Winston Diamond Corporation has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (40%) where Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

The diamond industry is being impacted by the current economic malaise resulting from the global credit crisis. Prices in all rough diamond categories have softened.

The prices for polished diamonds have not declined as much as for rough diamonds, as manufacturers continue to defend the value of their polished diamond stocks. The continuing lackluster market for polished diamonds in the US and Japan is in part offset by positive demand from developing economies. In the longer term, a continuing shrinkage of mine supply coupled with expanded demand from these emerging economies is expected to underpin future price increases, once the world economy recovers.

The Retail Jewelry Market

Consumers have reduced discretionary spending in response to the impact of deteriorating economies. Demand for luxury diamond jewelry products continues to hold up in the Middle Eastern market as well as parts of Asia, while other regions have witnessed significant reductions.

® Harry Winston is a registered trademark of Harry Winston Inc.

3 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2008 following the basis of presentation utilized in the Company’s Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2009	2009	2009	2008	2008	2008	2008	2007	Nine Months Ended Oct. 31,	Nine Months Ended Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2008	2007
Sales	$148,623	$186,119	$156,079	$188,195	$176,478	$173,269	$141,365	$154,328	$490,821	$491,112
Cost of sales	71,679	73,542	73,149	83,637	74,591	81,827	71,132	78,559	218,370	227,550
Gross margin	76,944	112,577	82,930	104,558	101,887	91,442	70,233	75,769	272,451	263,562
Gross margin (%)	51.8%	60.5%	53.1%	55.6%	57.7%	52.8%	49.7%	49.1%	55.5%	53.7%
Selling, general and administrative expenses	33,998	39,194	43,285	45,494	35,539	35,201	34,211	38,590	116,477	104,951
Earnings from operations	42,946	73,383	39,645	59,064	66,348	56,241	36,022	37,179	155,974	158,611
Interest and financing expenses	(4,678)	(5,366)	(5,453)	(7,082)	(7,422)	(7,222)	(6,132)	(6,441)	(15,497)	(20,776)
Other income (expense)	407	815	246	706	594	545	913	(111)	1,468	2,052
Insurance settlement	–	–	–	13,488	–	–	–	–	–	–
Foreign exchange gain (loss)	48,982	5,301	155	22,270	(40,584)	(11,785)	(13,292)	9,831	54,438	(65,661)
Earnings before income taxes	87,657	74,133	34,593	88,446	18,936	37,779	17,511	40,458	196,383	74,226
Income taxes (recovery)	15,685	24,185	13,336	(1,968)	26,197	17,747	14,118	13,169	53,205	58,062
Earnings (loss) before minority interest	71,972	49,948	21,257	90,414	(7,261)	20,032	3,393	27,289	143,178	16,164
Minority interest	81	1	1	(34)	90	(26)	140	(5)	83	204
Net earnings (loss)	$71,891	$49,947	$21,256	$90,448	$(7,351)	$20,058	$3,253	$27,294	$143,095	$15,960
Basic earnings (loss) per share	$1.17	$0.81	$0.35	$1.55	$(0.13)	$0.34	$0.06	$0.47	$2.35	$0.27
Diluted earnings (loss) per share	$1.17	$0.81	$0.35	$1.54	$(0.13)	$0.33	$0.05	$0.46	$2.34	$0.27
Cash dividends declared per share	$0.05	$0.05	$0.05	$0.05	$0.25	$0.25	$0.25	$0.25	$0.15	$0.75
Total assets(i)	$1,645	$1,637	$1,591	$1,494	$1,433	$1,367	$1,315	$1,288	$1,645	$1,433
Total long-term liabilities(i)	$562	$617	$634	$660	$530	$486	$408	$536	$562	$530

(i)

Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 8 for additional information.

4 Third Quarter 2009

Harry Winston Diamond Corporation

Three Months Ended October 31, 2008 Compared to Three Months Ended October 31, 2007

Consolidated Net Earnings

The third quarter net earnings of $71.9 million or $1.17 per share represent an increase of $79.2 million or $1.30 per share as compared to the results of the third quarter of the prior year. The increase is primarily due to a net foreign exchange gain of $49.0 million, or $0.80 per share, in the current quarter related principally to an unrealized non-cash gain on future income taxes payable, compared to a $40.6 million net foreign exchange loss, or $0.70 per share, recognized in the comparable quarter of the prior year. For more detail on the impact of the foreign exchange gain on future income taxes payable, see “Consolidated Income Taxes” below.

Consolidated Sales

Sales for the third quarter totalled $148.6 million, consisting of rough diamond sales of $90.7 million and retail segment sales of $57.9 million. This compares to sales of $176.5 million in the comparable quarter of the prior year (rough diamond sales of $122.7 million and retail segment sales of $53.8 million). The Company held three primary rough diamond sales in the third quarter consistent with the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in the Company’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales and Gross Margin

The Company’s third quarter cost of sales was $71.7 million for a gross margin of 51.8% compared to $74.6 million cost of sales and a gross margin of 57.7% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $34.0 million for the third quarter, compared to $35.5 million in the comparable quarter of the prior year.

Included in SG&A expenses for the third quarter are $3.1 million for the mining segment as compared to $6.7 million for the comparable quarter of the prior year, and $30.9 million for the retail segment as compared to $28.8 million for the comparable quarter of the prior year. For the mining segment, the decrease in SG&A expenses was primarily due to a mark-to-market reduction in stock-based compensation. For the retail segment, the increase in SG&A expenses was as a result of our continued investment in the Harry Winston brand, and reflected an increase in salaries and benefits, rent and building related expenses and depreciation and amortization expense. See “Segmented Analysis” on page 8 for additional information.

Consolidated Income Taxes

The Company recorded a tax expense of $15.7 million during the third quarter, compared to a tax expense of $26.2 million in the comparable quarter of the prior year.  The Company’s effective income tax rate for the quarter, excluding the Company’s retail segment, is 18%, which is based on a statutory income tax rate of 31% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter of fiscal 2009, the Canadian dollar weakened by 15% relative to the US dollar.  As a result, the Company recorded a foreign exchange gain of $39.4 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability.  This compares to a foreign exchange loss of $31.4 million in the comparable quarter of the previous year when the Canadian dollar strengthened by 13% relative to the US dollar. The unrealized foreign exchange gain is not taxable for Canadian income tax purposes, and is the primary reason for the decrease of the overall effective income tax rate in the current period.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

5 Third Quarter 2009

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three Months Ended Oct. 31,	Three Months Ended Oct. 31,
	2008	2007
Statutory income tax rate	31%	34%
Stock compensation	–%	2%
Northwest Territories mining royalty (net of income tax relief)	5%	33%
Impact of foreign exchange	(19)%	69%
Earnings subject to tax different than statutory rate	1%	(15)%
Changes in valuation allowance	–%	10%
Assessments and adjustments	1%	–%
Other items	(1)%	5%
Effective income tax rate	18%	138%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $4.7 million were incurred during the third quarter compared to $7.4 million during the comparable quarter of the prior year. The reduction in interest and financing expenses relates primarily to the reduction in debt levels in the mining segment.

Consolidated Other Income

Other income of $0.4 million was recorded during the third quarter compared to other income of $0.6 million in the comparable quarter of the prior year.

Consolidated Foreign Exchange Gain (Loss)

A net foreign exchange gain of $49.0 million was recognized during the quarter compared to a net foreign exchange loss of $40.6 million in the comparable quarter of the prior year. The gain in the current quarter relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at quarter end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

Nine Months Ended October 31, 2008 Compared to Nine Months Ended October 31, 2007

Consolidated Net Earnings

Net earnings for the nine months ended October 31, 2008 were $143.1 million or $2.35 per share compared to $16.0 million or $0.27 per share for the nine months ended October 31, 2007. The increase is due primarily to a net foreign exchange gain of $54.4 million, or $0.89 per share, for the nine months ended October 31, 2008 compared to a $65.7 million net foreign exchange loss, or $1.12 per share, recognized in the comparable period of the prior year related principally to an unrealized non-cash loss on future income taxes payable.

Consolidated Sales

Sales for the nine months ended October 31, 2008 were $490.8 million, consistent with sales of $491.1 million for the nine months ended October 31, 2007. Rough diamond sales accounted for $277.1 million of total sales compared to $310.5 million for the comparable period of the prior year. Retail segment sales of $213.7 million accounted for the balance, compared to $180.6 million for the comparable period of the prior year.

 6 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Cost of Sales and Gross Margin

The Company’s cost of sales for the nine months ended October 31, 2008 was $218.4 million for a gross margin of 55.5% compared to $227.6 million cost of sales and a gross margin of 53.7% for the comparable period of the prior year. Included in the nine months ended October 31, 2008 is a $4.3 million insurance settlement relating to an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine. The settlement represents the recovery of the cost of the excavator that was previously written off along with incremental operating expenses relating to the procurement of a replacement excavator. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

Consolidated Selling, General and Administrative Expenses

The Company incurred SG&A expenses of $116.5 million for the nine months ended October 31, 2008, compared to $105.0 million for the nine months ended October 31, 2007.

Included in SG&A expenses for the nine months ended October 31, 2008 are $15.5 million for the mining segment as compared to $17.7 million for the comparable period of the prior year, and $101.0 million for the retail segment as compared to $87.3 million for the comparable period of the prior year. For the mining segment, the decrease in SG&A expenses was primarily due to a mark-to-market reduction in stock-based compensation. For the retail segment, the increase was as a result of our continued investment in the Harry Winston brand, and reflected an increase in salaries and benefits, rent and building related expenses and depreciation and amortization expense. Retail segment SG&A expenses also included approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory in the first quarter of fiscal 2009. See “Segmented Analysis” on page 8 for additional information.

Consolidated Income Taxes

The Company recorded a tax expense of $53.2 million during the nine months ended October 31, 2008, compared to a tax expense of $58.1 million in the comparable period of the prior year.  The Company’s effective income tax rate for the quarter, excluding the Company’s retail segment, is 27%, which is based on a statutory income tax rate of 31% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

During the nine months ended October 31, 2008, the Company recorded an unrealized foreign exchange gain of $44.7 million on the revaluation of the Canadian dollar denominated future income tax liability, as compared to an unrealized foreign exchange loss of $54.7 million recorded in the comparable period of the prior year. The unrealized foreign exchange gain is not taxable for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine Months Ended Oct. 31,	Nine Months Ended Oct. 31,
	2008	2007
Statutory income tax rate	31%	34%
Northwest Territories mining royalty (net of income tax relief)	8%	18%
Impact of change in future income tax rate	–%	(1)%
Impact of foreign exchange	(11)%	27%
Earnings subject to tax different than statutory rate	(1)%	(6)%
Changes in valuation allowance	–%	1%
Benefits of losses recognized through reduction of goodwill	–%	2%
Assessments and adjustments	1%	–%
Other items	(1)%	3%
Effective income tax rate	27%	78%

7 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Interest and Financing Expenses

Interest and financing expenses of $15.5 million were incurred during the nine months ended October 31, 2008 compared to $20.8 million for the comparable period of the prior year. The reduction in interest and financing expenses relates primarily to the reduction in debt levels in the mining segment.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $1.5 million during the nine months ended October 31, 2008 compared to $2.1 million for the comparable period of the prior year.

Consolidated Foreign Exchange Gain (Loss)

A net foreign exchange gain of $54.4 million was recognized during the nine months ended October 31, 2008 compared to a net foreign exchange loss of $65.7 million recorded during the nine months ended October 31, 2007. The current year-to-date gain relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at October 31, 2008. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

 Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2009	2009	2009	2008	2008	2008	2008	2007	Nine Months Ended Oct. 31,	Nine Months Ended Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2008	2007
Sales	$90,716	$105,014	$81,393	$103,238	$122,711	$105,071	$82,752	$81,035	$277,123	$310,534
Cost of sales	40,617	32,390	32,150	36,962	45,985	46,217	40,516	39,413	105,157	132,718
Gross margin	50,099	72,624	49,243	66,276	76,726	58,854	42,236	41,622	171,966	177,816
Gross margin (%)	55.2%	69.2%	60.5%	64.2%	62.5%	56.0%	51.0%	51.4%	62.1%	57.3%
Selling, general and administrative expenses	3,114	5,151	7,208	5,663	6,748	5,861	5,087	7,397	15,473	17,696
Earnings from operations	$46,985	$67,473	$42,035	$60,613	$69,978	$52,993	$37,149	$34,225	$156,493	$160,120

Three Months Ended October 31, 2008 Compared to Three Months Ended October 31, 2007

Mining Sales

Rough diamond sales for the third quarter totalled $90.7 million compared to $122.7 million in the comparable quarter of the prior year resulting primarily from lower carat production. Rough diamond production decreased 26% in the third calendar quarter from the prior year as a result of the continuing grade variation in the A-154 South kimberlite pipe, and the processing of a higher volume of low grade mud-rich material from the top of the A-418 pipe.

The Company held three primary rough diamond sales in the third quarter consistent with the comparable quarter of the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

8 Third Quarter 2009

Harry Winston Diamond Corporation

Mining Cost of Sales and Gross Margin

The Company’s third quarter cost of sales was $40.6 million for a gross margin of 55.2% compared to a $46.0 million cost of sales and a gross margin of 62.5% in the comparable quarter of the prior year. The reduction in gross margin percentage resulted from a combination of reduced sales and a lower proportion of cost attributable to development activity versus production activity in the current quarter. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and the nature of the mining activities.

A substantial portion of cost of sales is mine operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes rough diamond sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment decreased by $3.6 million from the comparable period of the prior year primarily due to a mark-to-market reduction to stock-based compensation.

Nine Months Ended October 31, 2008 Compared to Nine Months Ended October 31, 2007

Mining Sales

Rough diamond sales for the nine months ended October 31, 2008 totalled $277.1 million compared to $310.5 million in the comparable period of the prior year resulting primarily from lower carat production. Rough diamond production decreased 26% during the first nine months of the calendar year compared to the prior year as the result of the continuing grade variation in the A-154 South kimberlite pipe, the stripping of low grade A-418 ore mixed with waste overburden material and a higher volume of A-418 ore processed.

The Company held seven primary rough diamond sales, one of which was an open-market tender, during the nine months ended October 31, 2008, compared to eight in the comparable period of the prior year. Harry Winston Diamond Corporation expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

Mining Cost of Sales and Gross Margin

For the nine months ended October 31, 2008, cost of sales was $105.2 million for a gross margin of 62.1% compared to $132.7 million cost of sales and a gross margin of 57.3% in the comparable period of the prior year. The increase in gross margin percentage resulted in part from a greater proportion of cost attributable to development activity versus production activity. Also included in the nine months ended October 31, 2008, is a $4.3 million insurance settlement relating to an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine. The settlement represents the recovery of the cost of the excavator that was previously written off along with incremental operating expenses relating to the procurement of a replacement excavator. Total proceeds of $5.0 million from the insurance settlement were received in December 2008 and will result in a gain of approximately $0.7 million in the fourth quarter. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and the nature of the mining activities.

A substantial portion of cost of sales is mine operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes rough diamond sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment decreased by $2.2 million from the comparable period of the prior year primarily due to a mark-to-market reduction to stock-based compensation.
9 Third Quarter 2009

Harry Winston Diamond Corporation

Retail

The retail segment includes sales from Harry Winston’s salons, which are located in prime markets around the world including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2009	2009	2009	2008	2008	2008	2008	2007	Nine Months Ended Oct. 31,	Nine Months Ended Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2008	2007
Sales	$57,907	$81,105	$74,686	$84,957	$53,767	$68,198	$58,613	$73,293	$213,698	$180,578
Cost of sales	31,062	41,152	40,999	46,675	28,606	35,610	30,616	39,146	113,213	94,832
Gross margin	26,845	39,953	33,687	38,282	25,161	32,588	27,997	34,147	100,485	85,746
Gross margin (%)	46.4%	49.3%	45.1%	45.1%	46.8%	47.8%	47.8%	46.6%	47.0%	47.5%
Selling, general and administrative expenses	30,884	34,043	36,077	39,831	28,791	29,340	29,124	31,193	101,004	87,255
Earnings (loss) from operations	$(4,039)	$5,910	$(2,390)	$(1,549)	$(3,630)	$3,248	$(1,127)	$2,954	$(519)	$(1,509)

Three Months Ended October 31, 2008 Compared to Three Months Ended October 31, 2007

Retail Sales

Sales for the third quarter were $57.9 million compared to $53.8 million for the comparable quarter of the prior year, an increase of 8%. Sales in the European market increased 15% to $23.4 million, US sales increased 10% to $21.3 million, and Asian sales decreased 5% to $13.2 million.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the third quarter was $31.1 million compared to $28.6 million for the comparable quarter of the prior year. Gross margin for the quarter was $26.8 million or 46.4% compared to $25.2 million or 46.8% for the third quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the third quarter and the comparable quarter of the prior year would have been 48.6% and 52.4%, respectively. This decrease in gross margin is the result of the product mix sold in the quarter, in particular a lower proportion of higher-margin sales in the Japanese market, and higher research and development costs to support the growing watch business.

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon network, consistent with the Company’s retail growth strategy, SG&A expenses increased to $30.9 million from $28.8 million in the comparable quarter of the prior year. The increase, which was primarily due to the continued expansion of the retail salon network, included an increase of $1.0 million in depreciation and amortization, an increase of $0.7 million in professional fees and $0.4 million in other expenses. SG&A expenses include depreciation and amortization expense of $3.1 million compared to $2.1 million in the comparable quarter of the prior year. SG&A as a percentage of sales remained consistent with the comparable quarter of the prior year at 53%.

Nine Months Ended October 31, 2008 Compared to Nine Months Ended October 31, 2007

Retail Sales

Sales for the nine months ended October 31, 2008 were $213.7 million compared to $180.6 million for the comparable period of the prior year, an increase of 18%. Sales in the European market increased 36% to $86.7 million, US sales increased 14% to $75.2 million, and Asian sales increased 2% to $51.8 million.

Retail Cost of Sales and Gross Margin

Cost of sales for the nine months ended October 31, 2008 was $113.2 million compared to $94.8 million for the nine months ended October 31, 2007. Gross margin for the nine months ended October 31, 2008 was $100.5 million or 47.0% compared to $85.7 million or 47.5% for the comparable period of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the nine months ended October 31, 2008 and the comparable period of the prior year would have been 49.2% and 51.7%, respectively. Gross margin for the nine months ended October 31, 2008 was impacted by three factors: an increased contribution of high dollar value transactions in the first quarter, which carry lower-than-average gross margins; an increase in research and development costs to support the growing watch business; and a lower proportion of higher-margin Japanese sales in the third quarter.

10 Third Quarter 2009

Harry Winston Diamond Corporation

Retail Selling, General and Administrative Expenses

SG&A expenses increased to $101.0 million for the nine months ended October 31, 2008 as compared to $87.3 million in the comparable period of the prior year. However, SG&A as a percentage of sales decreased to 47% for the nine months ended October 31, 2008 compared to 48% in the comparable period of the prior year. The increase, which was primarily due to the continued expansion of the retail salon network, included an increase of $3.6 million in rent and building related expenses, an increase of $3.3 million in depreciation and amortization, an increase of $2.7 million in salaries and benefits and an increase in professional fees of $2.1 million. Additionally, SG&A expenses included approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory. SG&A expenses include depreciation and amortization expense of $9.4 million compared to $6.1 million in the comparable period of the prior year.

11 Third Quarter 2009

Harry Winston Diamond Corporation

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

During the third calendar quarter of 2008, the Diavik Diamond Mine produced 2.3 million carats from 0.69 million tonnes of ore sourced from both the A-154 open pit and the A-418 kimberlite pipe. Rough diamond production decreased 26% in the third calendar quarter from the prior year as the result of the continuing grade variation in the A-154 South kimberlite pipe, and the processing of a higher volume of low grade mud-rich material from the top of the A-418 pipe.

Kimberlite was recovered from the A-418 pipe as part of the ongoing pre-stripping of waste overburden to prepare the pipe for open pit production. This initial material is low grade, weathered kimberlite capping the A-418 pipe, diluted with overlying glacial till.

Steady progress continues to be made in the new underground mine. Approximately 10 kilometres of tunneling have been completed underground, and work continues to progress on workshops, water pumping stations, and ventilation facilities. On surface, work continues on the new crusher and paste backfill plants, expanded electrical generating and water treatment facilities, and additional permanent accommodations.

Harry Winston Diamond Corporation’s 40% Share of Diavik Diamond Mine Production

(reported on a one-month lag)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2008	2007	2008	2007
Diamonds recovered (000s carats)	928	1,249	2,651	3,600
Grade (carats/tonne)	3.36	4.75	3.59	4.95

Retail Segment

For the three months ended October 2008, the retail segment recorded a sales increase of 8% over the comparable quarter of the prior year reflecting the strength of the Harry Winston brand during a period of economic uncertainty and volatility. Sales growth in the US and international markets outside of Japan more than offset weak sales in the Japanese market. Sales for the third quarter started off strong, consistent with the first half of the fiscal year, but weakened as the economy declined in the latter part of the quarter. Harry Winston Inc. operated a network of 18 retail salons during the quarter compared to 16 salons in the comparable quarter of the prior year. A new salon was opened in August 2008 in Costa Mesa, California.

12 Third Quarter 2009

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital and Cash Flow from Operations

As at October 31, 2008, the Company had unrestricted cash and cash equivalents of $40.5 million and contingency cash collateral and reserves of $25.3 million as required under the Company’s debt arrangements, compared to $49.6 million and $25.6 million, respectively, at January 31, 2008. The Company had cash on hand and balances with banks of $40.5 million and no short-term investments at October 31, 2008 compared to $33.0 million and $16.6 million, respectively, at January 31, 2008. Short-term investments are held in overnight deposits. Total cash resources at October 31, 2008 were $65.8 million, $9.4 million lower than the total cash resources of $75.2 million at January 31, 2008.

During the quarter ended October 31, 2008, the Company generated $48.3 million in cash from operations, compared to $61.4 million in the comparable quarter of the prior year.

Working capital decreased to $198.8 million at October 31, 2008 from $220.0 million at January 31, 2008. During the third quarter, the Company decreased accounts receivable by $2.5 million, decreased prepaid expenses and other current assets by $12.0 million, increased inventory by $23.0 million, decreased accounts payable and accrued liabilities by $6.0 million, and increased income taxes payable by $28.4 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company’s mining and retail segments maintain separate financing arrangements. Accordingly, the Company assesses liquidity and capital resources on a segmented basis. The retail segment’s cash requirements are for cash operating expenses, working capital and capital expenditures, including salon expansion. The Company believes that cash on hand, cash generated from operations and access to credit facilities will be sufficient to meet anticipated cash requirements for the retail segment next fiscal year.

The mining segment’s cash requirements are for cash operating expenses, working capital, capital expenditures and contractual debt repayments. The Company believes that cash on hand and cash generated from the sale of rough diamonds will be sufficient to meet anticipated cash requirements for the next fiscal year, excluding certain debt repayments. The Company anticipates refinancing of approximately $50 million by June 2009. However, the weakening of the global economy could reduce the Company’s ability to generate cash from operations, which would require it to refinance approximately $75 million by March 2009. The Company expects to be able to refinance this debt on acceptable terms. However, considering the extreme conditions in credit and other capital markets in recent months, there is no assurance that the Company will be able to complete any refinancing on acceptable terms, if at all, and the Company may be required to generate liquidity from alternate sources, including the sale of certain assets.

Financing Activities

During the third quarter, the Company repaid $12.5 million of its senior secured term facilities. At October 31, 2008, the Company had $36.7 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparison, at January 31, 2008, $76.4 million was outstanding on the term credit facilities and $50.0 million was outstanding on the secured revolving credit facility.

As at October 31, 2008, Harry Winston Inc. had $170.6 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $16.6 million from the amount outstanding at January 31, 2008.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. At October 31, 2008, $14.8 million had been drawn against the facility compared to $16.1 million at January 31, 2008. The bank has a secured interest in the factory building. On June 26, 2008, the bank further extended a demand credit facility for 2.0 million CHF. The new facility is supported by a $2.0 million standby letter of credit. At October 31, 2008, no amount was drawn against this demand credit facility.

13 Third Quarter 2009

Harry Winston Diamond Corporation

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,075 million. At October 31, 2008, $21.1 million had been drawn against these facilities, $5.1 million of which is long term, payable on June 28, 2010, with the balance of $16.0 million classified as bank advances. At January 31, 2008, $19.4 million had been drawn against these facilities, $4.7 million of which is long term with the balance of $14.7 million classified as bank advances.

At October 31, 2008, $13.5 million and $5.5 million were drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, respectively. At January 31, 2008, $10.5 million and $9.4 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V. and Harry Winston Diamond (Israel) Limited, respectively.

During the third quarter, the Company made dividend payments of $3.1 million or $0.05 per share to its shareholders.

Investing Activities

During the third quarter, the Company purchased capital assets of $39.7 million, of which $38.3 million were purchased for the mining segment and $1.4 million for the retail segment.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine. Additionally, at the Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Based on the current mine plan, the Company’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the fiscal years 2010 to 2014, is approximately $180 million assuming, among other factors, a Canadian/US average exchange rate of $0.95 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations

		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a) (b)	$339,997	$84,681	$46,729	$17,561	$191,026
Environmental and participation agreements incremental commitments (c)	81,142	63,756	3,321	1,661	12,404
Operating lease obligations (d)	108,703	17,162	25,763	16,789	48,989
Capital lease obligations (e)	1,622	852	770
Total contractual obligations	$531,464	$166,451	$76,583	$36,011	$252,419

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The mining segment’s credit agreements are comprised of two senior secured term credit facilities and a senior secured revolving credit facility. The existing facilities have a maturity date of December 15, 2009. At October 31, 2008, $36.7 million in total was outstanding on the senior secured term credit facilities, and $50.0 million was outstanding on the senior secured revolving credit facility. Scheduled repayments on the senior secured term credit facilities will be $12.5 million in the next two quarters, and decline thereafter. The maximum amount permitted to be drawn under the senior secured revolving credit facility will be reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On October 31, 2008, $7.0 million was outstanding on the mortgage payable.

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity. At October 31, 2008, $170.6 million had been drawn against this secured credit facility which expires on March 31, 2013.

14 Third Quarter 2009

Harry Winston Diamond Corporation

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The loan agreement is comprised of a 3.5 million CHF loan and a 14.0 million CHF loan. The 3.5 million CHF loan bears interest at a rate of 3.9% and matures on April 22, 2010. The 14.0 million CHF loan bears interest at a rate of 3.55% and matures on January 31, 2033, with quarterly payments commencing on June 30, 2008. At October 31, 2008, $14.8 million was outstanding on this loan agreement. On June 26, 2008, the bank further extended a demand credit facility for 2.0 million CHF. The new facility is supported by a $2.0 million standby letter of credit and bears interest at a rate of 5.0% per annum.  At October 31, 2008, no amount was drawn against the demand credit facility.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2008 and have been included under long-term debt in the table above. Interest payments for the next 12 months are estimated to be $12.7 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which the Company’s share as at October 31, 2008 was $62.6 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $62.6 million in letters of credit posted. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space.

(e)

Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

15 Third Quarter 2009

Harry Winston Diamond Corporation

Outlook

Mining

Overview

Harry Winston has been advised that DDMI is expected to announce changes to the Diavik Diamond Mine development plan and schedule in the near future, which will likely reduce operating and capital expenditure requirements for the Company.

Production

Year-to-date rough diamond production decreased 26% from the prior year as a result of the continuing grade variation in the A-154 South kimberlite pipe, and the processing of a higher volume of low grade mud-rich material from the top of the A-418 pipe. Since the quarter end, the grade of the A-154 South kimberlite pipe has recovered to levels consistent with the ore reserve. A program of detailed drilling to confirm the A-154 South underground reserve grade will be undertaken from the pit floor commencing in March 2009. Given that it has been the active mining area, there has been less definition drilling on this pipe than on A-154 North and A-418 kimberlite pipes that make up the bulk of the underground mining reserve.

Although the estimated rough diamond production for calendar 2008 remains at approximately 10.0 million carats, the engineering challenges of mining the bottom of the A-154 pit and the consequent greater proportion of mining A-418 ore results in risks to achieving production goals.

Pre-stripping of the A-418 kimberlite pipe has concluded and commercial production from the A-418 open pit commenced in the third quarter. Initial processing of A-418 ore indicates that the grade is in line with the ore reserve estimate.

It is expected that diamond production from underground mining will be deferred to begin in the third calendar quarter of 2009, and is expected to replace open pit mining by calendar 2012.

Rough Diamond Prices

From a peak in August 2008, the Company’s rough diamond prices have declined to levels of the first quarter of 2007. The rough diamond market remains nervous with manufacturers reluctant to hold rough diamond inventory in the face of the uncertainty of holiday season sales. The Company expects uncertainty and volatility in the rough diamond market to persist into the New Year.

Rough Diamond Sales Cycle

The Company is expecting to hold two primary rough diamond sales in the fourth quarter. Sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India.

Cost of Sales

Cost of sales for the fourth quarter will be impacted by the Canadian/US dollar exchange rate and production levels. Cost of sales will also be impacted by the commencement of commercial production in the A-418 open pit and the consequent shift of a greater proportion of costs from development activity to production activity. We continue to expect cost of sales for the full year to be lower than previously anticipated. Fiscal 2010 cost of sales are also expected to be lower than originally planned, primarily due to the delay in the start-up of the underground mining which is more costly than surface mining until the third quarter.

Capital Expenditures

The capital budget for the Diavik Diamond Mine is under active review. Year to date, the Company has spent approximately $165 million at an average Canadian/US dollar exchange rate of $0.99, $116 million of which relates to the underground development project.  Although the current mine plan anticipates the Company’s portion of planned capital expenditures at the Diavik Diamond Mine for fiscal 2010 to 2014 to be approximately $180 million at an average Canadian/US dollar exchange rate of $0.95. This plan is currently under review with the objective of reducing near-term capital expenditures, and it is expected that the small diamond recovery project announced in the second quarter will be put on hold. It is not anticipated, however, that DDMI will announce significant changes to the underground construction plans for the project.

Retail

Harry Winston Inc. expects the luxury diamond jewelry market to be challenging throughout the holiday season and into the next fiscal year. The unprecedented economic challenges currently being faced throughout the world could have a negative impact for luxury diamond jewelry, however predicting the magnitude of this impact is difficult. The Company believes the retail segment’s strong brand and international distribution network provide the strength to withstand the impact of the current economic challenges, however the recent robbery at the Paris salon in December 2008 is expected to impact sales and SG&A expenses into fiscal 2010. The retail segment continues to focus on strategies and products to drive long-term growth. The retail segment opened one salon in Costa Mesa, California, during August 2008 and plans a very selective expansion of the network next year.

16 Third Quarter 2009

Harry Winston Diamond Corporation

Subsequent Event

In December 2008, approximately $30.0 million in Company-owned and consigned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company has an insurance policy in place and an insurance claim is subject to investigation by insurers.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2008.

Goodwill

The Company reviews the carrying value of its goodwill for impairment in the fourth quarter of each year or more frequently if an event occurs that triggers an interim review. The Company’s goodwill relates to its retail segment, which was acquired through the purchase of Harry Winston Inc.  If the carrying value of the retail segment exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill would be recorded.

Due to the significant adverse changes in the global business climate during the third quarter and the impact on sales forecasts, the retail segment goodwill was reviewed for impairment as of October 31, 2008.  The Company determined the fair values of the retail segment relying primarily on the discounted cash flow method and sales multiple analysis. The test for goodwill impairment involves the use of significant accounting judgments and estimates as to future operating results and discount rates. Changes in estimates or use of different assumptions could produce significantly different results. Based on its testing, the Company determined that the goodwill relating to the retail segment was not impaired at October 31, 2008.

Given the unprecedented market conditions, the Company will continue to monitor the value of its retail segment for impairment. The annual year-end review of goodwill will include both internal analysis and an independent valuation of the retail segment. If the current conditions worsen, and the estimated fair value of the retail segment is reduced, it is possible that the Company could record a non-cash goodwill impairment charge in the fourth quarter of 2009.

Changes in Accounting Policies

Capital Disclosures

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 11 to the interim consolidated financial statements.

Inventories

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the consolidated financial statements.

17 Third Quarter 2009

Harry Winston Diamond Corporation

Financial Instruments

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in notes 12 and 13 to the interim consolidated financial statements.

Recently Issued Accounting Standards

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses During the Pre-operating Period,” which eliminates the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Company plans to report under International Financial Reporting Standards (“IFRS”) as of February 1, 2011. Changing from Canadian GAAP to IFRS could materially affect the Company’s reported financial position and results of operations. During the second quarter of fiscal 2009, the Company commenced preparation of its changeover plan. The Company intends to engage a third party advisor to assist with the plan. Over the next few months, specific actions include identifying the major accounting differences between current Canadian GAAP and IFRS as they affect the Company and determining resource requirements over the next two years as the Company implements its transition plan.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

18 Third Quarter 2009

Harry Winston Diamond Corporation

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

The Company owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the current mine plan is estimated to be $83 million for fiscal 2010 at an average Canadian/US dollar exchange rate of $0.98, with funding expected to be provided by cash flow from operations and a refinancing of the Company’s credit facilities. There can be no assurance that the Company will be able to refinance its current credit facilities on satisfactory terms and conditions, or at all. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licenses and permits from the Canadian government. Renewal of the Diavik Diamond Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007 for an eight-year period. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

19 Third Quarter 2009

Harry Winston Diamond Corporation

Regulatory and Environmental Risks

The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

20 Third Quarter 2009

Harry Winston Diamond Corporation

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta.

The Company’s success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Outstanding Share Information

As at October 31, 2008

Authorized	Unlimited
Issued and outstanding shares	61,372,091
Options outstanding	1,619,338
Fully diluted	62,991,429

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

21 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	October 31,	January 31,
	2008	2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$40,538	$49,628
Cash collateral and cash reserves (note 3)	25,257	25,615
Accounts receivable	25,977	25,505
Inventory and supplies (note 4)	368,241	322,228
Prepaid expenses and other current assets	43,314	58,617
	503,327	481,593
Mining capital assets	788,792	658,200
Retail capital assets	69,726	70,617
Intangible assets, net (note 6)	131,164	132,628
Goodwill	93,780	93,780
Other assets	15,925	16,167
Future income tax asset	42,245	40,963
	$1,644,959	$1,493,948
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$123,427	$124,426
Income taxes payable	74,030	48,118
Bank advances	35,073	34,928
Current portion of long-term debt (note 7)	71,991	54,137
	304,521	261,609
Long-term debt (note 7)	211,958	255,212
Future income tax liability	309,092	370,500
Other long-term liability	2,224	1,730
Future site restoration costs	39,206	32,980
Minority interest	338	255
Shareholders’ equity:
Share capital (note 8)	381,541	305,502
Contributed surplus	15,993	15,614
Retained earnings	359,220	225,334
Accumulated other comprehensive income	20,866	25,212
	777,620	571,662
Commitments and guarantees (note 9)
	$1,644,959	$1,493,948

See accompanying notes to consolidated financial statements.

22 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
Sales	$148,623	$176,478	$490,821	$491,112
Cost of sales (note 14)	71,679	74,591	218,370	227,550
Gross margin	76,944	101,887	272,451	263,562
Selling, general and administrative expenses	33,998	35,539	116,477	104,951
Earnings from operations	42,946	66,348	155,974	158,611
Interest and financing expenses	(4,678)	(7,422)	(15,497)	(20,776)
Other income	407	594	1,468	2,052
Foreign exchange gain (loss)	48,982	(40,584)	54,438	(65,661)
Earnings before income taxes	87,657	18,936	196,383	74,226
Income tax expense (recovery) – Current	23,804	(4,856)	72,893	37,675
Income tax expense (recovery) – Future	(8,119)	31,053	(19,688)	20,387
Earnings (loss) before minority interest	71,972	(7,261)	143,178	16,164
Minority interest	81	90	83	204
Net earnings (loss)	$71,891	$(7,351)	$143,095	$15,960
Earnings (loss) per share
Basic	$1.17	$(0.13)	$2.35	$0.27
Fully diluted	$1.17	$(0.13)	$2.34	$0.27
Weighted average number of shares outstanding	61,372,091	58,371,004	60,894,313	58,368,409

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
Net earnings (loss)	$71,891	$(7,351)	$143,095	$15,960
Other comprehensive income (loss)
Net gain (loss) on translation of foreign operations (net of tax – nil)	(6,281)	3,390	(4,346)	5,990
Total comprehensive income (loss)	$65,610	$(3,961)	$138,749	$21,950

See accompanying notes to consolidated financial statements.

 23 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
Common shares:
Balance at beginning of period	$381,541	$305,502	$305,502	$305,165
Issued during the period	–	–	76,039	337
Balance at end of period	381,541	305,502	381,541	305,502
Contributed surplus:
Balance at beginning of period	15,906	15,239	15,614	14,922
Stock option expense	87	158	379	475
Balance at end of period	15,993	15,397	15,993	15,397
Retained earnings:
Balance at beginning of period	290,398	159,752	225,334	165,625
Net earnings (loss)	71,891	(7,351)	143,095	15,960
Dividends paid	(3,069)	(14,593)	(9,209)	(43,777)
Balance at end of period	359,220	137,808	359,220	137,808
Accumulated other comprehensive income:
Balance at beginning of period	27,147	18,616	25,212	16,016
Other comprehensive income (loss)
Net gain (loss) on translation of foreign operations (net of tax – nil)	(6,281)	3,390	(4,346)	5,990
Balance at end of period	20,866	22,006	20,866	22,006
Total shareholders’ equity	$777,620	$480,713	$777,620	$480,713

See accompanying notes to consolidated financial statements.

24 Third Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
Cash provided by (used in):
Operating
Net earnings (loss)	$71,891	$(7,351)	$143,095	$15,960
Items not involving cash:
Amortization and accretion	21,707	20,704	52,440	60,361
Future income tax expense (recovery)	(8,119)	31,053	(19,688)	20,387
Stock-based compensation and pension expense	296	158	875	1,563
Foreign exchange loss (gain)	(51,331)	41,639	(57,582)	66,540
Loss on disposal of assets	3	–	491	–
Minority interest	81	90	83	204
Change in non-cash operating working capital	13,815	(24,925)	9,144	(59,651)
	48,343	61,368	128,858	105,364
Financing
Decrease in long-term debt	(12,558)	(7,626)	(39,725)	(16,620)
Increase (decrease) in revolving credit	(5,530)	(1,790)	174,895	52,955
Repayment of Harry Winston Inc. revolving credit	–	–	(159,109)	–
Dividends paid	(3,069)	(14,593)	(9,209)	(43,777)
Issue of common shares	–	–	76,039	337
	(21,157)	(24,009)	42,891	(7,105)
Investing
Cash collateral and cash reserve	46	(31)	358	25,907
Mining capital assets	(38,350)	(48,580)	(168,258)	(121,209)
Retail capital assets	(1,384)	(11,947)	(9,040)	(28,983)
Other assets	–	(48)	(1)	(793)
	(39,688)	(60,606)	(176,941)	(125,078)
Foreign exchange effect on cash balances	(3,278)	(150)	(3,898)	896
Increase (decrease) in cash and cash equivalents	(15,780)	(23,397)	(9,090)	(25,923)
Cash and cash equivalents, beginning of period (note 3)	56,318	51,648	49,628	54,174
Cash and cash equivalents, end of period (note 3)	$40,538	$28,251	$40,538	$28,251
Change in non-cash operating working capital
Accounts receivable	2,503	(22,549)	(2,224)	(27,827)
Prepaid expenses and other current assets	11,963	(16,037)	13,497	(30,172)
Inventory and supplies	(23,027)	(9,477)	(46,013)	(57,053)
Accounts payable and accrued liabilities	(5,985)	(12,471)	8,850	28,040
Income tax payable	28,361	35,609	35,034	27,361
	$13,815	$(24,925)	$9,144	$(59,651)
Supplemental cash flow information
Cash taxes paid (recovered)	$(5,864)	$3,805	$36,704	$6,846
Cash interest paid	$4,165	$6,282	$12,963	$17,488

See accompanying notes to consolidated financial statements.

25 Third Quarter 2009

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

October 31, 2008 with comparative figures (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The Diavik Diamond Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2008, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). Excluding adoption of the new accounting standards described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2008.

Adoption of New Accounting Standards and Developments

Capital Disclosures

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”. This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. This disclosure is contained in note 11 to the interim consolidated financial statements.

26 Third Quarter 2009

Harry Winston Diamond Corporation

Inventories

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the consolidated financial statements.

Financial Instruments

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in notes 12 and 13 to the interim consolidated financial statements.

Recently Issued Accounting Standards

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses During the Pre-operating Period,” which eliminates the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Company plans to report under International Financial Reporting Standards (“IFRS”) as of February 1, 2011. Changing from Canadian GAAP to IFRS could materially affect the Company’s reported financial position and results of operations. During the second quarter of fiscal 2009, the Company commenced preparation of its changeover plan. The Company intends to engage a third party advisor to assist with the plan. Over the next few months, specific actions include identifying the major accounting differences between current Canadian GAAP and IFRS as they affect the Company and determining resource requirements over the next two years as the Company implements its transition plan.

NOTE 3:

Cash Resources

	October 31,	January 31,
	2008	2008
Cash on hand and balances with banks	$40,538	$33,028
Short-term investments (a)	–	16,600
Total cash and cash equivalents	40,538	49,628
Cash collateral and cash reserves	25,257	25,615
Total cash resources	$65,795	$75,243

(a) Short-term investments are held in overnight deposits.

27 Third Quarter 2009

Harry Winston Diamond Corporation

NOTE 4:

Inventory and Supplies

	October 31,	January 31,
	2008	2008
Rough diamond inventory	$30,112	$17,097
Merchandise inventory	263,062	254,101
Supplies inventory	75,067	51,030
Total inventory and supplies	$368,241	$322,228

NOTE 5:

Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at September 30, 2008 and December 31, 2007:

	October 31,	January 31,
	2008	2008
Current assets	$108,223	$110,199
Long-term assets	740,765	605,300
Current liabilities	37,058	40,631
Long-term liabilities and participant’s account	811,930	674,868

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2008	2007	2008	2007
Expenses net of interest income of $0.1 million
(2007 – $0.1 million) (a) (b)	61,168	48,118	138,798	135,828
Cash flows resulting from (used in) operating activities	(47,434)	(14,044)	(108,655)	(98,027)
Cash flows resulting from financing activities	68,220	64,007	243,721	207,733
Cash flows resulting from (used in) investing activities	(31,365)	(54,409)	(146,337)	(122,222)

(a) The Joint Venture only earns interest income.
(b) Expenses net of interest income for the nine months ended October 31, 2008 of $0.3 million (2007 - $0.3 million).

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

28 Third Quarter 2009

Harry Winston Diamond Corporation

NOTE 6:

Intangible Assets

			Accumulated	October 31,	January 31,
	Amortization Period	Cost	Amortization	2008 net	2008 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(1,786)	3,789	4,206
Store leases	65 to 105 months	5,639	(3,624)	2,015	3,062
Intangible assets		$136,574	$(5,410)	$131,164	$132,628

Amortization expense for the nine months ended October 31, 2008 was $1.5 million (2007 – $1.3 million).

NOTE 7:

Long-Term Debt

	October 31,	January 31,
	2008	2008
Mining credit facilities	$86,449	$125,677
Retail credit facilities and loans	190,490	174,850
First mortgage on real property	7,010	8,822
Total long-term debt	283,949	309,349
Less current portion	(71,991)	(54,137)
	$211,958	$255,212

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity. At October 31, 2008, $170.6 million had been drawn against this secured credit facility, which expires on March 31, 2013.

NOTE 8:

Share Capital
 (a) Authorized
Unlimited common shares without par value.

(b) Issued

	Number of Shares	Amount
Balance, January 31, 2008	58,372,091	$305,502
Shares issued for:
Cash	3,000,000	76,039
Balance, October 31, 2008	61,372,091	$381,541

29 Third Quarter 2009

Harry Winston Diamond Corporation

(c) RSU and DSU Plans

RSU	Number of Units
Balance, January 31, 2008	143,715
Awards and payouts during the period (net):
RSU awards (net of forfeitures)	(9,620)
RSU payouts	(32,616)
Balance, October 31, 2008	101,479

DSU	Number of Units
Balance, January 31, 2008	72,198
Awards during the period (net):
DSU awards	32,252
Balance, October 31, 2008	104,450

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
Expense for the Period	2008	2007	2008	2007
RSU	$(995)	$629	$(660)	$1,089
DSU	(659)	362	(422)	365
	$(1,654)	$991	$(1,082)	$1,454

During the nine months ended October 31, 2008, the Company granted (9,620) RSUs (net of forfeitures) and 32,252 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. In addition, 32,616 RSUs vested during the nine months ended October 31, 2008, resulting in a payout of $0.8 million.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of vesting.

30 Third Quarter 2009

Harry Winston Diamond Corporation

NOTE 9:

Commitments and Guarantees

(a) Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. The Company’s share of this funding requirement was $0.2 million for calendar 2008. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Company’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at October 31, 2008 was $62.6 million. The agreement specifically provides that these funding obligations will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c) Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at the Company’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2009	$81,770
2010	81,185
2011	77,842
2012	77,048
2013	76,553
Thereafter	130,131

NOTE 10:

Employee Benefit Plans

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
Expenses for the Period	2008	2007	2008	2007
Defined benefit pension plan – Harry Winston retail segment	$413	$6	$1,227	$18
Defined contribution plan – Harry Winston retail segment	235	210	705	810
Defined contribution plan – Diavik Diamond Mine	236	218	733	619
	$884	$434	$2,665	$1,447

31 Third Quarter 2009

Harry Winston Diamond Corporation

NOTE 11:

Capital Management

The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company is subject to externally imposed capital requirements related to its senior secured term and revolving credit facilities, whereby it is required to maintain a consolidated tangible net worth in excess of $250 million. There has been no change with respect to the Company’s overall capital risk management strategy. At October 31, 2008, the Company is in compliance with this covenant.

NOTE 12:

Financial Instruments

The Company has various financial instruments comprised of cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The carrying values of these financial instruments are as follows:

	October 31, 2008		January 31, 2008
	Estimated	Carrying	Estimated	Carrying
	Fair Value	Value	Fair Value	Value
Financial Assets:
Cash and cash equivalents	$40,538	$40,538	$49,628	$49,628
Cash collateral and cash reserves	25,257	25,257	25,615	25,615
Accounts receivable	25,977	25,977	25,505	25,505
	$91,772	$91,772	$100,748	$100,748
Financial Liabilities:
Accounts payable and accrued liabilities	$123,427	$123,427	$124,426	$124,426
Bank advances	35,073	35,073	34,928	34,928
Long-term debt	283,949	283,949	309,349	309,349
	$442,449	$442,449	$468,703	$468,703

NOTE 13:

Financial Risk Exposure and Risk Management

The Company is exposed, in varying degrees, to a variety of financial instrument related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

32 Third Quarter 2009

Harry Winston Diamond Corporation

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk
The Company’s sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company's consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities. The most significant exposure relates to its Canadian dollar future income tax liability. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated future income tax liability.

Committed or anticipated foreign currency denominated transactions, primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company's net exposure to Canadian dollar monetary assets and liabilities at October 31, 2008, a one-cent change in the exchange rate would have impacted pre-tax net earnings for the quarter by $2.4 million.

ii) Interest Rate Risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities which bear variable interest based on LIBOR.

iii) Concentration of Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the company to credit risk consist of trade receivables from retail segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and past credit history. The Company has not experienced significant losses in the past from its customers.

The Company's exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

33 Third Quarter 2009

Harry Winston Diamond Corporation

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker's acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At October 31, 2008, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

iv) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

At October 31, 2008, the Company had $40.5 million of cash and cash equivalents and $43.6 million available under credit facilities.

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Accounts payable and accrued liabilities	$123,427	$123,427	$–	$–	$–
Income taxes payable	74,030	74,030	–	–	–
Bank advances	35,073	35,073	–	–	–
Long-term debt (a)	339,997	84,681	46,729	17,561	191,026
Environmental and participation
agreements incremental commitments	81,142	63,756	3,321	1,661	12,404
Operating lease obligations	108,703	17,162	25,763	16,789	48,989
Capital lease obligations	1,622	852	770	–	–

    (a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at October 31, 2008.

NOTE 14:

Insurance Claim

Included in cost of sales for the mining segment is a $4.3 million insurance settlement relating to an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine. The settlement represents the recovery of the cost of the excavator that was previously written off along with incremental operating expenses relating to the procurement of a replacement excavator. Total proceeds of $5.0 million from the insurance settlement were received in December 2008, which will result in a gain of approximately $0.7 million in the fourth quarter.

NOTE 15:

Subsequent Event

In December 2008, approximately $30.0 million in Company-owned and consigned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company has an insurance policy in place and an insurance claim is subject to investigation by insurers.

34 Third Quarter 2009

Harry Winston Diamond Corporation

Note 16:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended October 31, 2008.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2008	Mining	Retail	Total
Sales
Canada	$90,716	$–	$90,716
United States	–	21,278	21,278
Europe	–	23,433	23,433
Asia	–	13,196	13,196
Cost of sales	40,617	31,062	71,679
Gross margin	50,099	26,845	76,944
Gross margin (%)	55.2%	46.4%	51.8%
Selling, general and administrative expenses	3,114	30,884	33,998
Earnings (loss) from operations	46,985	(4,039)	42,946
Interest and financing expenses	(1,898)	(2,780)	(4,678)
Other income	303	104	407
Foreign exchange gain (loss)	49,592	(610)	48,982
Segmented earnings (loss) before income taxes	$94,982	$(7,325)	$87,657
Segmented assets as at October 31, 2008
Canada	$981,791	$–	$981,791
United States	–	469,130	469,130
Other foreign countries	33,108	160,930	194,038
	$1,014,899	$630,060	$1,644,959
Goodwill as at October 31, 2008	$–	$93,780	$93,780
Capital expenditures	$38,350	$1,384	$39,734
Other significant non-cash items:
Income tax recovery – Future	$(5,662)	$(2,457)	$(8,119)
Amortization and accretion	$18,611	$3,096	$21,707

Sales to one customer in the mining segment totalled $5.5 million for the three months ended October 31, 2008 ($6.6 million for the three months ended October 31, 2007).

35 Third Quarter 2009

Harry Winston Diamond Corporation

For the three months ended October 31, 2007	Mining	Retail	Total
Sales
Canada	$122,711	$–	$122,711
United States	–	19,413	19,413
Europe	–	20,400	20,400
Asia	–	13,954	13,954
Cost of sales	45,985	28,606	74,591
Gross margin	76,726	25,161	101,887
Gross margin (%)	62.5%	46.8%	57.7%
Selling, general and administrative expenses	6,748	28,791	35,539
Earnings (loss) from operations	69,978	(3,630)	66,348
Interest and financing expenses	(3,862)	(3,560)	(7,422)
Other income (expense)	606	(12)	594
Foreign exchange gain (loss)	(41,502)	918	(40,584)
Segmented earnings (loss) before income taxes	$25,220	$(6,284)	$18,936
Segmented assets as at October 31, 2007
Canada	$784,468	$–	$784,468
United States	–	493,494	493,494
Other foreign countries	12,855	142,087	154,942
	$797,323	$635,581	$1,432,904
Goodwill as at October 31, 2007	$–	$96,575	$96,575
Capital expenditures	$48,580	$11,947	$60,527
Other significant non-cash items:
Income tax expense (recovery) – Future	$31,764	$(711)	$31,053
Amortization and accretion	$18,575	$2,129	$20,704

36 Third Quarter 2009

Harry Winston Diamond Corporation

For the nine months ended October 31, 2008	Mining	Retail	Total
Sales
Canada	$277,123	$–	$277,123
United States	–	75,188	75,188
Europe	–	86,699	86,699
Asia	–	51,811	51,811
Cost of sales	105,157	113,213	218,370
Gross margin	171,966	100,485	272,451
Gross margin (%)	62.1%	47.0%	55.5%
Selling, general and administrative expenses	15,473	101,004	116,477
Earnings (loss) from operations	156,493	(519)	155,974
Interest and financing expenses	(7,025)	(8,472)	(15,497)
Other income (expense)	1,751	(283)	1,468
Foreign exchange gain (loss)	54,853	(415)	54,438
Segmented earnings (loss) before income taxes	$206,072	$(9,689)	$196,383
Segmented assets as at October 31, 2008
Canada	$981,791	$–	$981,791
United States	–	469,130	469,130
Other foreign countries	33,108	160,930	194,038
	$1,014,899	$630,060	$1,644,959
Goodwill as at October 31, 2008	$–	$93,780	$93,780
Capital expenditures	$168,258	$9,040	$177,298
Other significant non-cash items:
Income tax recovery – Future	$(15,401)	$(4,287)	$(19,688)
Amortization and accretion	$43,039	$9,401	$52,440

Sales to one customer in the mining segment totalled $15.8 million for the nine months ended October 31, 2008 ($19.3 million for the nine months ended October 31, 2007).

37 Third Quarter 2009

Harry Winston Diamond Corporation

For the nine months ended October 31, 2007	Mining	Retail	Total
Sales
Canada	$310,534	$–	$310,534
United States	–	65,917	65,917
Europe	–	63,994	63,994
Asia	–	50,667	50,667
Cost of sales	132,718	94,832	227,550
Gross margin	177,816	85,746	263,562
Gross margin (%)	57.3%	47.5%	53.7%
Selling, general and administrative expenses	17,696	87,255	104,951
Earnings (loss) from operations	160,120	(1,509)	158,611
Interest and financing expenses	(11,519)	(9,257)	(20,776)
Other income	1,728	324	2,052
Foreign exchange gain (loss)	(66,798)	1,137	(65,661)
Segmented earnings (loss) before income taxes	$83,531	$(9,305)	$74,226
Segmented assets as at October 31, 2007
Canada	$784,468	$–	$784,468
United States	–	493,494	493,494
Other foreign countries	12,855	142,087	154,942
	$797,323	$635,581	$1,432,904
Goodwill as at October 31, 2007	$–	$96,575	$96,575
Capital expenditures	$121,209	$28,983	$150,192
Other significant non-cash items:
Income tax expense (recovery) – Future	$21,959	$(1,572)	$20,387
Amortization and accretion	$54,234	$6,127	$60,361

38 Third Quarter 2009

Harry Winston Diamond Corporation

39 Third Quarter 2009